Exhibit 99.1

MDJM LTD Announces Pricing of $2.5 Million Registered Direct Offering

LETHAM, Scotland, Feb. 27, 2026 /PRNewswire/ -- MDJM LTD (Nasdaq: UOKA) (the “Company” or “MDJM”), an integrated global culture innovation company, today announced the sale of an aggregate of 24,600,000 Class A ordinary shares (the “Ordinary Shares”) in a registered direct offering with several institutional investors. The Ordinary Shares are being sold at an offering price of $0.1015 per share. The Company will enter into securities purchase agreements with certain investors participating in the offering.

The gross proceeds to the Company from the registered direct offering are estimated to be approximately $2.5 million before deducting the placement agent’s fees and other estimated offering expenses payable by the Company. The offering is expected to close on or about March 2, 2026, subject to the satisfaction of customary closing conditions.

Maxim Group LLC is acting as the sole placement agent in connection with the offering.

The Ordinary Shares are being offered pursuant to a shelf registration statement on Form F-3 (File No. 333-261347), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on March 6, 2023. The offering will be made only by means of a prospectus supplement that forms a part of such registration statement.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. A prospectus supplement relating to the Ordinary Shares will be filed by the Company with the SEC. When available, copies of the prospectus supplement relating to the registered direct offering, together with the accompanying prospectus, can be obtained at the SEC’s website at www.sec.gov or from Maxim Group LLC, 300 Park Avenue, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@maximgrp.com or telephone at (212) 895-3500.

About MDJM LTD

MDJM LTD is a global culture innovation company focused on cultural IP development, animation production, international licensing, and cultural venue operations. The Company has been expanding its operations in the UK, where it is developing projects such as Fernie Castle in Scotland and the Robin Hill Property in England. These properties are being remodeled into multi-functional cultural venues that will feature fine dining, hospitality services, art exhibitions, and cultural exchange events. Fernie Castle is undergoing comprehensive architectural and landscape renovation planning in design collaboration with renowned architectural firm Kengo Kuma & Associates. As part of its broader strategy, MDJM is collaborating with select European animation studios to develop animated short films that blend Eastern themes with Western artistry. The Company aims to integrate Eastern philosophy with international artistic practices, creating a global cultural ecosystem built on storytelling and immersive experience. This initiative reflects the Company's commitment to furthering its global market expansion and enhancing its cultural business footprint. For more information regarding the Company, please visit https://www.ir-uoka.com/.

Forward-Looking Statements

This announcement contains forward-looking statements. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Factors that could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things: statements regarding the completion of the offering; the satisfaction of customary closing conditions related to the offering; the Company’s future operating or financial results; the Company’s liquidity; and other factors listed from time to time in the Company’s filings with the SEC. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's annual report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission.

Investor Contact

Sherry Zheng

WAVECREST GROUP INC.

Phone: +1 718-213-7386

Email: sherry@wavecrestipo.com